UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2017

RSE COLLECTION, LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1835270
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

41 W 25th STREET, 8th FLOOR, NEW YORK, NY 10010

(Full mailing address of principal executive offices)

(347) 952-8058
(Issuer’s telephone number, including area code)

www.rallyrd.com
(Issuer’s website)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Since its formation in August 2016, RSE Collection, LLC (the “Company”), a Delaware series limited liability company, has been engaged primarily in acquiring a collection of investment grade collectible automobiles, with loans from officers of RSE Markets, Inc. (the “Manager”), other third parties and through purchase options negotiated with third parties, and developing the financial, offering and other materials to begin fundraising.  We are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

We completed an initial offering of interests in Series #77LE1 in April 2017, will launch an offering of interests in Series #69BM1 on or before October 1, 2017 and are in the process of launching subsequent offerings for other series. Interests in Series #77LE1 were issued under Rule 506(c) of Regulation D and were thus not qualified under the Company’s Offering Circular.

During the period beginning January 1, 2017 through June 30, 2017, we acquired one additional series asset, the Series #85FT1 Asset (or “Series Ferrari Testarossa”), for $172,500 through loans from an officer of the Manager and J.J. Best & Company (“J.J. Best”), a third-party lender.

The Company incurred $7,480 of acquisition expenses, capitalized into the purchase prices of the various series assets during the six-month period ended June 30, 2017. These costs are initially paid for by the Manager or its affiliates, and the Manager or its affiliates will be reimbursed for these expenditures from the proceeds of successful offerings of the applicable series assets. This increased the total of investment in series assets for the Company to $179,980 for the six-month period ended June 30, 2017.

In July 2017, the Company acquired a purchase option for $30,000, which gives the Company the right, but not the obligation to acquire the Series #55PS1 Asset (or “Series Porsche Speedster”) for an aggregate purchase price of $405,000.

Operating Results

Revenues are generated at the series level. As of June 30, 2017, no series of the Company has generated any revenues.  Series #77LE1 is not expected to generate any revenues until late in 2017 or 2018.  We do not expect Series #69BM1, Series #88LJ1, Series #85FT1 or Series #55PS1 to generate any revenues until 2018.

The Company, including the Series #77LE1 incurred $8,736 in operating expenses in the six months ended June 30, 2017 related to storage, transportation, insurance, maintenance and professional services fees associated with the series assets we acquired. The operating expenses incurred pre-closing related to any of the automobile assets (or “Underlying Asset(s)”) are being paid by the Manager and will not be reimbursed by the series. Each series of the Company will be responsible for its own operating expenses, such as storage, insurance or maintenance beginning on the closing date of the offering for such series of interests. As of April 13, 2017, at the close of the offering for Series #77LE1, Series #77LE1 became responsible for operating expenses. Solely in the case of Series #77LE1, the Manager has elected to pay for these ongoing operating expenses post the closing of the offering for Series #77LE1 Interests and for the period ended June 30, 2017 and likely for the remainder of 2017, and not be reimbursed by the Series. The unreimbursed expenses are accounted for as capital contributions.

Interest expense related to the loans made to the Company by officers of the Manager and third-party lenders for the benefit of Series #77LE1 (prior to repayment of the loan upon the closing of the offering for Series #77LE1), Series #69BM1, Series #88LJ1 and Series #85FT1 totaled $1,117 for the 6 months ended June 30, 2017. See “Note C – Related Party Transactions of the Notes to Financial Statements” for more information.

On June 21, 2017, we acquired the Series Ferrari Testarossa for $172,500. The acquisition was financed through a $125,000 loan from J.J. Best and a $47,500 loan from an officer of the Manager. Both loans plus accrued interest, as well as, other acquisition and offering related expenses will be repaid from the proceeds of the Series #85FT1. See “Note C – Related Party Transactions of the Notes to Financial Statements” for more information.

Liquidity and Capital Resources

As of June 30, 2017, the Company nor any series of interests in the Company, except Series #77LE1, had any cash or cash equivalents and, other than loans made to the Company by officers of the Manager and J.J. Best, the Company had no financial obligations. Each series will repay the loan plus accrued interest used to acquire its underlying asset with proceeds generated from the closing of the offering of such series.  No series will have any obligation to repay a loan incurred by the Company to purchase an underlying asset for another series.

On July 1, 2017, we entered into an asset purchasing agreement to acquire the Series Porsche Speedster asset for $405,000, including a non-refundable down-payment of $30,000, financed through a $20,000 loan from an officer of the Manager and a $10,000 payment by the Manager. The asset purchase agreement gives us a 6-month option to purchase the Series Porsche Speedster, which we plan to exercise upon the successful completion of the Series #55PS1 Offering.

Plan of Operations

On April 13, 2017, we successfully closed the first offering for Series #77LE1.

We expect to launch the Series #69BM1 Offering on or prior to October 1, 2017. We expect the Series #69BM1 Offering to close in Q4 of 2017. Upon the Closing of the Series #69BM1 Offering, the Series Boss Mustang will be owned by the Series #69BM1 and all related fees and expenses will be paid off.

We expect to launch subsequent Offerings for Series #85FT1, Series #55PS1 and other series in Q4 of 2017.

At the time of the filing of this report, Series #69BM1, Series #88LJ1, Series #85FT1 and Series #55PS1 have not commenced operations, are not capitalized and have no assets or liabilities. All assets and liabilities related to the Series Boss Mustang, Series Lamborghini Jalpa, Series Ferrari Testarossa and Series Porsche Speedster, that have been incurred to date and will be incurred until the closing are the responsibility of the Company or the Manager and responsibility for any assets or liabilities related to any series assets will not transfer to each series until such time as a closing for each series has occurred.

The Company plans to launch approximately 15 to 20 additional offerings in the next twelve months.  The proceeds from any offerings closed during the next twelve months will be used to acquire additional investment grade collectible automobiles, which we anticipate will enable the Company to reduce operating expenses for each series as we negotiate better contracts for storage, insurance and other operating expenses with a larger collection of assets.

We also intend to develop Membership Experience Programs (as described in “Description of the Business – Business of the Company” section of the Company’s Offering Circular), allowing investors to enjoy the collection of automobiles acquired by the Company through events, museums and other programs, which we anticipate will enable the underlying asset to generate revenues for the series to cover, in whole or in part, the ongoing post-closing operating expenses. No such Membership Experience Programs have been developed to date and we do not expect to develop such programs until 2018.

We do not anticipate generating enough revenues in fiscal year 2017 from Membership Experience Programs to cover any of the operating expenses for Series #77LE1, Series #69BM1, Series #88LJ1, Series #85FT1 or Series #55PS1 or any other series of interests closed in fiscal year 2017.  See the “Description of the Business – Operating Expenses” section of the Company’s Offering Circular for additional information regarding the payment of Operating Expenses.

Item 2.  Financial Statements

Contents

Page

Unaudited Consolidated Financial Statements

RSE COLLECTION, LLC

Consolidated Balance Sheets as of June 30, 2017 and December 31, 20164

Consolidated Statements of Operations for the six months ended June 30, 2017 and June 30, 20165

Consolidated Statement of Members’ Equity / (Deficit) for the six-months ended June 30, 20176

Consolidated Statements of Cash Flows for the six months ended June 30, 2017 and June 30, 20167

Notes to Unaudited Consolidated Financial Statements 8

RSE COLLECTION, LLC

Consolidated Balance Sheets

June 30, 2017 and December 31, 2016

	June 30, 2017	December 31, 2016
ASSETS
Current Assets
Cash and Cash Equivalents	$289	–
Total Current Assets	289	–
Collectible Automobiles - Owned	481,601	$301,621
	$481,890	$301,621

LIABILITIES AND MEMBERS DEFICIT
Liabilities
Current Liabilities
Accounts Payable	$337	$371
Due to the Manager (or Affiliates)	19,485	15,150
Accrued Interest	1,181	304
Loans from Related Parties	389,571	286,471
	410,574	302,296

Membership Interests	73,208	–
Capital Contributions	9,692	1,056
Accumulated Deficit	(11,584)	(1,731)
Members' Equity (Deficit)	71,316	(675)
	$481,890	$301,621

RSE COLLECTION, LLC

Consolidated Statements of Operations

Six-Months Ended June 30, 2017 and June 30, 2016

	June 30, 2017	June 30, 2016
Expenses
Storage	$3,140	-
Transportation	1,000	-
Insurance	3,588	-
Maintenance	908	-
Professional Fees	100	-
Interest Expense	1,117	-
Total Expenses	9,853	-
Net Loss	($9,853)	-

RSE COLLECTION, LLC

Consolidated Statement of Members’ Equity / (Deficit)

Six-Months Ended June 30, 2017

Balance at January 1, 2017	($675)
Membership Interests net of fees of $4,492	73,208
Capital Contributions	8,636
Net loss for period ended June 30, 2017	(9,853)
Balance at June 30, 2017	$71,316

RSE COLLECTION, LLC

Consolidated Statements of Cash Flows

Six-Months Ended June 30, 2017 and June 30, 2016

	June 30, 2017	June 30, 2016
Cash Flows from Operating Activities:
Net Income	($9,853)	-
Adjustments to reconcile net income (loss) cash
Accounts Payable	(34)	-
Net Accrual of Interest	877	-
Net cash used in operating activities	(9,010)	-

Cash flow used in investing activities:
Investment in classic automobiles	(179,980)	-
Cash used in investing activities	(179,980)	-

Cash flow from financing activities:
Proceeds from sale of membership interests	73,208
Due to the Manager and other affiliates	4,335	-
Capital Contributions	8,636	-
Proceeds from loans	172,500	-
Repayment of loans from officers of the Manager	(69,400)	-
Cash used in financing activities	189,278	-
Net change in cash	289	-
Cash beginning of period	-	-
Cash end of period	$289	–

Notes to Unaudited Consolidated Financial Statements

June 30, 2017

NOTE A - BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and the applicable rules and regulation of the Securities and Exchange Commission (“SEC“) regarding interim financial reporting.  The balance sheet as of June 30, 2017 and the statements of operations and cash flows for the six months ended June 30, 2017 and 2016 are unaudited. The interim financial statements have been prepared on the same basis as the annual financial statements, and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2017 and the results of its operations and cash flows for the six months ended June 30, 2017 and 2016. The financial data and the other financial information contained in these notes to the financial statements related to the six-month period are also unaudited.

The consolidated financial statements include the accounts of RSE Collection, LLC (the Company) and the accounts of Series #77LE1.

The balance sheet at December 31, 2016 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements

The results of operations for the six months ended June 30, 2017 are not necessarily indicative of the results to be expected for the year ended December 31, 2017 or for any other future annual or interim period. The financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s Form 1-A (as amended).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.Use of estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near-term due to one or more future confirming events.  Accordingly, the actual results could differ significantly from our estimates.

2.Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less when purchased, or otherwise acquired, to be cash equivalents.  The Company did not have any cash equivalents as of June 30, 2017. Series #77LE1 had cash of $289 as of June 30, 2017.

3.Offering Expenses:

Offering expenses relate to the offering for a specific series and consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed offering and will generally be charged to members' equity upon the completion of the proposed offering. Offering expenses that are incurred prior to the closing of an offering for such series, are being funded by the Manager and will generally be reimbursed through the proceeds of the offering related to the Series. However, the Manager has agreed to pay and not be reimbursed for offering expenses incurred with respect to the offerings for Series #77LE1, Series #69BM1, Series #88LJ1 and Series #85FT1. Should the proposed offering prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to the Manager.

Notes to Unaudited Consolidated Financial Statements

June 30, 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In addition to the discrete offering expenses related to a particular series, the Manager has also incurred legal, accounting, user compliance expenses and other offering related expenses of approximately $170,000 during the six months ended June 30, 2017 in order to set up the legal and financial framework and compliance infrastructure for the marketing and sale of Series #77LE1 Interests, Series #69BM1, Series #88LJ1, Series #85FT1 and Series #55PS1 offerings and all subsequent offerings. The Manager treats these expenses as operating expenses related to the Manager’s business and will not be reimbursed for these through any activities or offerings related to the Company or any of the series.

During the six months ended June 30, 2017, the Manager had not incurred any additional offering related expenses on behalf of and specific to the offerings of Series #77LE1, Series #69BM1, Series #88LJ1 or Series #85FT1.

4.Operating expenses:

Operating expenses related to a particular automobile include storage, insurance, transportation (other than the initial transportation from the automobiles location to the Manager’s storage facility prior to the offering, which is treated as an “Acquisition Expense”, as defined below), maintenance, annual audit and legal expenses and other automobile specific expenses as detailed in the Manager’s allocation policy. We distinguish between pre-closing and post-closing operating expenses. Operating expenses are expensed as incurred.

Except as disclosed with respect to any future offering, expenses of this nature that are incurred prior to the closing of an offering of Series of Interests are funded by the Manager and are not reimbursed by the Company, series or economic members.

Upon closing of an offering, a Series becomes responsible for these expenses and finances them either through revenues generated by a series or available cash reserves at the series. Should revenues or cash reserves not be sufficient to cover operating expenses the Manager may (a) pay such operating expenses and not seek reimbursement, (b) loan the amount of the operating expenses to the Series at a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the series (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in order to cover such additional amounts.

During the six months ended June 30, 2017, the Manager had incurred $7,856 of pre-closing operating expenses related to Series #69BM1, Series #88LJ1 and Series #85FT1. Since these expenses are incurred prior to the offering’s closing, they are borne by the Manager and not reimbursed.

During the six months ended June 30, 2017, the Series #77LE1 had incurred $880 of post-closing operating expenses. Since these expenses are incurred after the closing of the offering for Series #77LE1 Interests, they are the responsibility of the Series. Of the $880, $100 have been incurred, but not yet paid and are accounted for in accounts payable on the balance sheet of the Series #77LE1. The Manager has paid for the remaining $780. Solely in the case of Series #77LE1, the Manager has elected that these expenses for the six months ended June 30, 2017 and at a minimum the remainder of 2017 will be borne by the Manager and not reimbursed and are accounted for as capital contributions by the Manager for the Series #77LE1.

The unreimbursed expenses are accounted for as a capital contribution.

5.Capital assets:

Automobile assets are recorded at cost. The cost of the automobile includes the purchase price, including any deposits for the automobiles paid by the Manager, the Sourcing Fee, Brokerage Fee and “Acquisition Expenses”, including transportation of the automobile to the Manager’s storage facility, pre-purchase inspection, pre-offering refurbishment, and other costs detailed in the Manager’s allocation policy.

Notes to Unaudited Consolidated Financial Statements

June 30, 2017

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Acquisition expenses related to a particular Series are initially funded by the Manager, but may be reimbursed with the proceeds from an offering related to such Series, to the extent described in the applicable offering document. Acquisition expenses are capitalized into the cost of the automobile as per the table below. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager and these expenses will be accounted for as capital contributions. For the six months ended June 30, 2017, $7,480 of acquisition expenses related to the registration, transportation, inspection and repair of the collectible automobiles were incurred.

The Company treats automobile assets as collectible and therefore the Company will not depreciate or amortize the collectible automobile assets going forward. The collectible automobiles are considered long-lived assets and will be subject to an annual test for impairment.

(1)To be owned by the applicable Series as of the closing of the applicable offering.  Presently owned by RSE Collection, LLC and not by any Series.

6.Members Equity / (Deficit):

Members’ equity / (deficit) for the Company and any series consists of capital contributions from the Manager, or its affiliates, Membership Interests and the Net Operating Loss for the period. Whereby capital contributions from the Manager are made to cover operating expenses, such as storage, insurance and ongoing maintenance incurred by the Company or any of the series, for which the Manager has elected not to be reimbursed. For the six-month period ended June 30, 2017, received capital contributions from the Manager of $8,636 of which $780 were related to Series #77LE1. Membership Interests result in the successful closing of an offering for a particular series and are calculated by taking the amount of membership interests sold in an offering, net of Brokerage Fee and Sourcing Fee as described below.

In the case of a particular offering, the Brokerage Fee and Sourcing Fee related to the offering are paid from the proceeds of any successfully closed offering. Should an offering be unsuccessful, these expenses will not be incurred. During the six months ended June 30, 2017, $1,049 of Brokerage Fee and $3,443 of Sourcing Fee were paid with respect to the offering for Series #77LE1 Interests, which closed in April 2017. These fees are netted against the total membership interests sold in the offering for Series #77LE1 of $77,700 resulting in an ended Membership Interest balance of $73,208 at June 30, 2017.

NOTE C - GOING CONCERN

From inception, the Company and the series have financed their business activities through capital contributions from the Manager or its affiliates to the Company or individual series. The Company and each series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the series’ have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual series. In addition, parts of the proceeds of future offerings may be used to create reserves for future operating expenses for individual series at the sole discretion of the Manager.

Notes to Unaudited Consolidated Financial Statements

June 30, 2017

NOTE D - SUBSEQUENT EVENTS

On August 10, 2017, the SEC qualified the Offering Circular for the offering of Series #69BM1 interests. The Company has not yet commenced the offering for the interests, but expects to do so on or before October 1, 2017. In addition, the Company submitted a post-qualification amendment for the offerings for Series #88LJ1 Interests, Series #85FT1 Interests and Series #55PS1 Interests on August 21, 2017, which was qualified by the SEC on September 14, 2017. The Company expects to commence the offerings for Series #88LJ1, Series #85FT1 and Series #55PS1, as well as offerings in other Series of Interests in the fourth quarter of 2017.

On July 1, 2017, we entered into an asset purchasing agreement to acquire a 1955 Porsche Speedster, the Series #55PS1 asset, for $405,000, including a non-refundable down-payment of $30,000, financed through a $20,000 loan from an officer of the Manager and a $10,000 payment by the Manager. The asset purchase agreement gives us the option but not the obligation to purchase the Series #55PS1 asset. The Company plans to exercise the option upon the completion of a successful offering for Series #55PS1 interests, expected to close in the fourth quarter of 2017 or the first quarter of 2018 if an extension of the option is negotiated with the automobile seller.

Item 4.  Exhibits.

Exhibit 2.1 – Certificate of Formation*

Exhibit 2.2 – Second Amended and Restated Operating Agreement*

Exhibit 3.1 – Series Designation for Series #77LE1*

Exhibit 3.2 – Amended and Restated Series Designation for Series #69BM1*

Exhibit 3.3 – Series Designation for Series #88LJ1**

Exhibit 3.4 – Series Designation for Series #85FT1**

Exhibit 3.5 – Series Designation for Series #55PS1**

Exhibit 4.1 – Form of Subscription Agreement for Series #69BM1*

Exhibit 4.2 – Form of Subscription Agreement for Series #88LJ1**

Exhibit 4.3 – Form of Subscription Agreement for Series #85FT1**

Exhibit 4.4 – Form of Subscription Agreement for Series #55PS1**

Exhibit 6.1 – Form of Asset Management Agreement for Series #69BM1*

Exhibit 6.2 – Promissory Note in respect of Series #69BM1 Asset*

Exhibit 6.3 – Promissory Note in respect of Series #88LJ1 Asset**

Exhibit 6.4 – Promissory Note in respect of Series #85FT1 Asset**

Exhibit 6.5 – Promissory Note, Disclosure and Security Agreement in respect of Series #85FT1 Asset **

Exhibit 6.6 – Purchase Option Agreement in respect of Series #55PS1 Asset**

Exhibit 6.7 – Promissory Note in respect of Series #55PS1 Asset**

Exhibit 6.8 – Form of Asset Management Agreement for Series #88LJ1**

Exhibit 6.9 – Form of Asset Management Agreement for Series #85FT1**

Exhibit 6.10 – Form of Asset Management Agreement for Series #55PS1**

Exhibit 8.1 – Form of Escrow Agreement**

*Previously filed as an Exhibit to the Company’s Form 1-A filed with the Commission on June 30, 2017

**Previously filed as an Exhibit to the Company’s Form 1-A POS filed with the Commission on August 21, 2017

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE COLLECTION, LLC

By: RSE Markets, Inc., its managing member

By: /s/ Christopher Bruno

Name: Christopher Bruno

Title: President

This report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Christopher Bruno Name: Christopher Bruno	President of RSE Markets, Inc. (Principal Executive Officer)	September 28, 2017
/s/ Maximilian F. Niederste-Ostholt Name: Maximilian F. Niederste-Ostholt	Chief Financial Officer of RSE Markets, Inc. (Principal Financial Officer)	September 28, 2017
RSE MARKETS, INC. By: /s/ Christopher Bruno Name: Christopher Bruno Title: President	Managing Member	September 28, 2017